Exhibit 12.1
                                                                       8/6/2004


                               GULF POWER COMPANY
              Computation of ratio of earnings to fixed charges for
                     the five years ended December 31, 2003
                       and the year to date June 30, 2004


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

                                                                                                                         Six
                                                                                                                        Months
                                                                                                                         Ended
                                                                                 Year ended December 31,                June 30,
                                                              ------------------------------------------------------   -----------
                                                                 1999        2000       2001       2002       2003        2004
                                                                 ----        ----       ----       ----       ----        ----
                                                              --------------------------Thousands of Dollars----------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes                                  $ 86,515    $ 82,607   $ 89,716   $104,397    $110,104     $57,263
Interest expense, net of amounts capitalized                    26,860      28,086     25,034     31,452      31,069      17,179
Distributions on mandatorily redeemable preferred securities     6,200       6,200      6,477      8,524       7,085       1,113
AFUDC - Debt funds                                                   0         440      2,510      1,392         314         385
                                                              ---------   ---------  ---------  ---------   ---------    --------
Earnings as defined                                           $119,575    $117,333   $123,737   $145,765    $148,572     $75,940
                                                              =========   =========  =========  =========   =========    ========




FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt                                    $ 21,375    $ 22,622   $ 24,520   $ 28,815    $ 27,194     $13,815
Interest on affiliated loans                                         0           0        396        629         202       1,218
Interest on interim obligations                                  2,371       2,804        768        446         197           0
Amort of debt disc, premium and expense, net                     1,989       2,047      2,059      2,591       2,895       1,553
Other interest charges                                           1,126       1,052       (199)       363         895         978
Distributions on mandatorily redeemable preferred securities     6,200       6,200      6,477      8,524       7,085       1,113
                                                               --------    --------  ---------  ---------   ---------     -------
                                                              ---------   ---------  ---------  ---------   ---------    --------
Fixed charges as defined                                      $ 33,061    $ 34,725   $ 34,021   $ 41,368    $ 38,468     $18,677
                                                              =========   =========  =========  =========   =========    ========



RATIO OF EARNINGS TO FIXED CHARGES                               3.62        3.38       3.64       3.52        3.86        4.07
                                                                 =====       =====      =====      =====       =====       ====

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